SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------

(Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8608

                                  -------------

                         NYNEX Corporation Savings Plan
                             for Salaried Employees

                                  -------------


                                NYNEX Corporation
              1095 Avenue of the Americas, New York, New York 10036

Item 1.   Financial Statements and Exhibits.

     (a)  Financial Statements of the Plan* included herein:

          Report of Independent Accountants

          Financial Statements:

               Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995

               Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1996 and 1995

               Notes to Financial Statements



     (b)  Exhibits:

          (23) Consent of Coopers & Lybrand L.L.P.



----------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Employees' Benefit Committee
of NYNEX Corporation:

We have audited the Statements of Net Assets Available for Plan Benefits of the NYNEX Corporation Savings Plan for Salaried Employees as of December 31, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the NYNEX Corporation Savings Plan for Salaried Employees as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995 and the Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1996 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.

New York, New York
June 20, 1997

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
               Statement of Net Assets Available for Plan Benefits
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                         Fund Information
                                                          --------------------------------------------------------------------------
                                                           NYNEX                                             Diversified   Interest
                                                           Shares   Telecommunications       Government         Equity       Income
                                                            Fund           Fund          Obligations Fund      Portfolio      Fund
                                                            ----           ----          ----------------      ---------      ----
ASSETS

Investments at market (see Notes 2 and 3)

       Allocated Share of Master Trust net assets         $622,838        $155,919            $116,553          $767,040    $786,005

       Temporary cash investments                               --              --                  --             1,376          --

       NYNEX Corporation common stock                           --              --                  --                --          --

       Receivable for loans to participants                     --              --                  --                --          --
                                                          --------------------------------------------------------------------------

           Total Investments                               622,838         155,919             116,553           768,416     786,005

Dividends and interest receivable                               --              --                  --                15          --
                                                          --------------------------------------------------------------------------

           Total Assets                                    622,838         155,919             116,553           768,431     786,005

LIABILITIES

Note payable (Note 7)                                           --              --                  --                --          --
                                                          --------------------------------------------------------------------------

           Total Liabilities                                    --              --                  --                --          --
                                                          --------------------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                          $622,838        $155,919            $116,553          $768,431    $786,005
                                                          ==========================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                            Fund Information
                                                                 -------------------------------------------------------------------
                                                                                     Employee Stock          Active U.S.      U.S.
                                                                   Loan              Ownership Plan            Equity       Balanced
                                                                   Fund       Allocated      Unallocated        Fund         Fund
                                                                   ----       ---------      -----------        ----         ----
ASSETS

Investments at market (see Notes 2 and 3)

       Allocated Share of Master Trust net assets                $    --       $291,677        $     --        $57,715       $37,237

       Temporary cash investments                                     --             --              --            103            72

       NYNEX Corporation common shares                                --             --         388,855             --            --

       Receivable for loans to participants                       85,863             --              --             --            --
                                                                 -------------------------------------------------------------------

           Total Investments                                      85,863        291,677         388,855         57,818        37,309

Dividends and interest receivable                                     --             --              --              1             1
                                                                 -------------------------------------------------------------------

           Total Assets                                           85,863        291,677         388,855         57,819        37,310

LIABILITIES

Note payable (Note 7)                                                 --             --         399,454             --            --
                                                                 -------------------------------------------------------------------

           Total Liabilities                                          --             --         399,454             --            --
                                                                 -------------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                 $85,863       $291,677        ($10,599)       $57,819       $37,310
                                                                 ===================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                    Fund Information
                                                                      -------------------------------------------
                                                                       Global        International
                                                                      Balanced          Equity         U.S. Small
                                                                        Fund             Fund           Cap Fund           Total
                                                                        ----             ----           --------           -----
ASSETS

Investments at market (see Notes 2 and 3)

       Allocated Share of Master Trust net assets                      $35,365          $33,288          $44,422          $2,948,059

       Temporary cash investments                                           62               58               79               1,750

       NYNEX Corporation common shares                                      --               --               --             388,855

       Receivable for loans to participants                                 --               --               --              85,863
                                                                      --------------------------------------------------------------

           Total Investments                                            35,427           33,346           44,501           3,424,527

Dividends and interest receivable                                            1                1                1                  20
                                                                      --------------------------------------------------------------

           Total Assets                                                 35,428           33,347           44,502           3,424,547

LIABILITIES

Note payable (Note 7)                                                       --               --               --             399,454
                                                                      --------------------------------------------------------------

           Total Liabilities                                                --               --               --             399,454
                                                                      --------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                       $35,428          $33,347          $44,502          $3,025,093
                                                                      ==============================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
               Statement of Net Assets Available for Plan Benefits
                                December 31, 1995
                             (Dollars in Thousands)

                                                                                        Fund Information
                                                         ---------------------------------------------------------------------------
                                                           NYNEX                                           Diversified    Interest
                                                           Shares   Telecommunications     Government        Equity        Income
                                                            Fund           Fund         Obligations Fund    Portfolio       Fund
                                                            ----           ----         ----------------    ---------       ----
ASSETS

   Investments at market (see Notes 2 and 3)
       NYNEX Corporation common shares                   $ 708,150      $  8,565           $      --        $     --      $      --
       Government Obligations pooled fund                       --            --             128,745              --             --
       Contracts with insurance companies
        and other financial institutions                        --            --                  --              --        811,786
       Telecommunications Fund common shares,
        excluding NYNEX Corporation common shares               --       157,087                  --              --             --
       Value of Plan's participation in
        Master Trust (Note 3)                                   --            --                  --         595,733             --
       Temporary cash investments                            4,978         1,238                  --              --          6,380
       Receivable for loans to participants                     --            --                  --              --             --
                                                         ---------------------------------------------------------------------------
           Total Investments                               713,128       166,890             128,745         595,733        818,166

Allotments and contributions receivable (Note 1)              (149)           16                 (96)            184           (208)
InterFund, interPlan and other
   transfers receivable - net                                   --           545                  --             562             --
Dividends and interest receivable                               27           652                  --              --             --
Other receivables                                               97            36                  --              24            143
                                                         ---------------------------------------------------------------------------
           Total Assets                                    713,103       168,139             128,649         596,503        818,101

LIABILITIES

Expenses payable & other payables                               37             9                   6              40             45
InterFund, interPlan and other transfers payable - net         856            --                  18              --            572
Payable for securities purchased                                --           166                  --              --             --
Note payable (Note 7)                                           --            --                  --              --             --
Accrued interest on note payable                                --            --                  --              --             --
                                                         ---------------------------------------------------------------------------
           Total Liabilities                                   893           175                  24              40            617
                                                         ---------------------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                         $ 712,210      $167,964           $ 128,625        $596,463      $ 817,484
                                                         ===========================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES

                                December 31, 1995
                             (Dollars in Thousands)

                                                                                               Fund Information
                                                                       -------------------------------------------------------------
                                                                                        Employee Stock          Active U.S.   U.S.
                                                                         Loan           Ownership Plan            Equity    Balanced
                                                                         Fund      Allocated    Unallocated        Fund      Fund
                                                                         ----      ---------    -----------        ----      ----
ASSETS

   Investments at market (see Notes 2 and 3)
       NYNEX Corporation common shares                                 $    --      $286,243      $464,843      $    --      $    --
       Government Obligations pooled fund                                   --            --            --           --           --
       Contracts with insurance companies
        and other financial institutions                                    --            --            --           --           --
       Telecommunications Fund common shares,
        excluding NYNEX Corporation common shares                           --            --            --           --           --
       Value of Plan's participation in
        Master Trust (Note 3)                                               --            --            --       32,077       24,194
       Temporary cash investments                                           --         1,670            24           --           --
       Receivable for loans to participants                             82,556            --            --           --           --
                                                                       -------------------------------------------------------------
           Total Investments                                            82,556       287,913       464,867       32,077       24,194

Allotments and contributions receivable (Note 1)                            --            96            --           23           16
InterFund, interPlan and other
   transfers receivable - net                                               --            --            --           62           --
Dividends and interest receivable                                           --             6            --           --           --
Other receivables                                                           --            --            --            1           --
                                                                       -------------------------------------------------------------
           Total Assets                                                 82,556       288,015       464,867       32,163       24,210

LIABILITIES

Expenses payable & other payables                                           --            29            --           30           26
InterFund, interPlan and other transfers payable - net                      --            --            --           --           63
Payable for securities purchased                                            --            --            --           --           --
Note payable (Note 7)                                                       --            --       414,079           --           --
Accrued interest on note payable                                            --            --         7,244           --           --
                                                                       -------------------------------------------------------------
           Total Liabilities                                                --            29       421,323           30           89
                                                                       -------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                       $82,556      $287,986      $ 43,544      $32,133      $24,121
                                                                       =============================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1995
                             (Dollars in Thousands)

                                                                                    Fund Information
                                                                       ------------------------------------------
                                                                        Global        International
                                                                       Balanced          Equity        U.S. Small
                                                                         Fund             Fund          Cap Fund           Total
                                                                         ----             ----          --------           -----
ASSETS

   Investments at market (see Notes 2 and 3)
       NYNEX Corporation common shares                                  $    --         $    --         $    --         $ 1,467,801
       Government Obligations pooled fund                                    --              --              --             128,745
       Contracts with insurance companies
        and other financial institutions                                     --              --              --             811,786
       Telecommunications Fund common shares,
        excluding NYNEX Corporation common shares                            --              --              --             157,087
       Value of Plan's participation in
        Master Trust (Note 3)                                            19,796          22,087          27,798             721,685
       Temporary cash investments                                            --              --              --              14,290
       Receivable for loans to participants                                  --              --              --              82,556
                                                                       -------------------------------------------------------------
           Total Investments                                             19,796          22,087          27,798           3,383,950

Allotments and contributions receivable (Note 1)                             16              25              30                 (47)
InterFund, interPlan and other
   transfers receivable - net                                               119              --             246               1,534
Dividends and interest receivable                                            --              --              --                 685
Other receivables                                                            --               1              --                 302
                                                                       -------------------------------------------------------------
           Total Assets                                                  19,931          22,113          28,074           3,386,424

LIABILITIES

Expenses payable & other payables                                            25              25              76                 348
InterFund, interPlan and other transfers payable - net                       --              85              --               1,594
Payable for securities purchased                                             --              --              --                 166
Note payable (Note 7)                                                        --              --              --             414,079
Accrued interest on note payable                                             --              --              --               7,244
                                                                       -------------------------------------------------------------
           Total Liabilities                                                 25             110              76             423,431
                                                                       -------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                        $19,906         $22,003         $27,998         $ 2,962,993
                                                                       =============================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
         Statement of Changes in Net Assets Available for Plan Benefits
                                December 31, 1996
                             (Dollars in Thousands)

                                                                                       Fund Information
                                                           -------------------------------------------------------------------------
                                                            NYNEX                                            Diversified   Interest
                                                            Shares   Telecommunications      Government        Equity       Income
                                                             Fund          Fund           Obligations Fund    Portfolio      Fund
                                                             ----          ----           ----------------    ---------      ----
Additions:

Allotments, Contributions, Allocations and Transfers:
   Employee allotments                                    $  21,079     $   3,062           $   2,701        $  34,312    $  19,831
   Interfund Transfers                                       (8,757)       (5,735)             (8,789)          15,247      (35,288)
   Employing company contributions (Note 1)                   1,766           131                 239            1,841        2,074
   Allocation of shares to participants                          --            --                  --               --           --
   Supplemental contributions                                    --            --                  --               --           --
   Loans to participants, net of transfers of
    participants' balances                                  (10,519)         (799)             (1,001)         (10,986)      (9,082)
   Transfer for loan repayment                                9,869         1,264               1,133           13,024        8,225
                                                           -------------------------------------------------------------------------
     Total allotments, contributions,
      allocations and transfers                              13,438        (2,077)             (5,717)          53,438      (14,240)

Investment Income:
   Allocated share of Master Trust
    investment activities (Note 3)                          (52,183)        2,070               4,324          164,818       50,535
                                                           -------------------------------------------------------------------------

     Total additions                                        (38,745)           (7)             (1,393)         218,256       36,295
                                                           -------------------------------------------------------------------------

Deductions:

Administrative expenses                                         182            55                 113              180          227
Distributions to participants                                50,445        11,983              10,566           46,108       67,547
Interest on note                                                 --            --                  --               --           --
                                                           -------------------------------------------------------------------------
     Total deductions                                        50,627        12,038              10,679           46,288       67,774
                                                           -------------------------------------------------------------------------


     Net (decrease) increase                                (89,372)      (12,045)            (12,072)         171,968      (31,479)

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1996                         712,210       167,964             128,625          596,463      817,484
                                                           -------------------------------------------------------------------------

End of year - December 31, 1996 (Notes 2 and 3)           $ 622,838     $ 155,919           $ 116,553        $ 768,431    $ 786,005
                                                          ==========================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
    Statement of Changes in Net Assets Available for Plan Benefits(Continued)
                                December 31, 1996
                             (Dollars in Thousands)

                                                                                         Fund Information
                                                              ----------------------------------------------------------------------
                                                                                   Employee Stock          Active U.S.        U.S.
                                                                  Loan             Ownership Plan            Equity         Balanced
                                                                  Fund       Allocated       Unallocated      Fund           Fund
                                                                  ----       ---------       -----------      ----           ----
Additions:

Allotments, Contributions, Allocations and Transfers:
   Employee allotments                                        $     --       $      --       $     --       $  3,979       $  2,099
   Interfund Transfers                                              --          (2,168)            --         14,663          8,049
   Employing company contributions (Note 1)                         --          16,609             --            177            108
   Allocation of shares to participants                             --          19,836        (19,836)            --             --
   Supplemental contributions                                       --              --         26,530             --             --
   Loans to participants, net of transfers of
    participants' balances                                      35,507            (408)            --           (714)          (334)
   Transfer for loan repayment                                 (38,054)             --             --          1,200            602
                                                              ----------------------------------------------------------------------
     Total allotments, contributions,
      allocations and transfers                                 (2,547)         33,869          6,694         19,305         10,524

Investment Income:
   Allocated share of Master Trust
    investment activities (Note 3)                               5,854         (17,904)       (21,307)         9,312          4,697
                                                              ----------------------------------------------------------------------

     Total additions                                             3,307          15,965        (14,613)        28,617         15,221
                                                              ----------------------------------------------------------------------

Deductions:

Administrative expenses                                             --              84             --             99             78
Distributions to participants                                       --          12,190             --          2,832          1,954
Interest on note                                                    --              --         39,530             --             --
                                                              ----------------------------------------------------------------------

     Total deductions                                               --          12,274         39,530          2,931          2,032
                                                              ----------------------------------------------------------------------


     Net (decrease) increase                                     3,307           3,691        (54,143)        25,686         13,189

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1996                             82,556         287,986         43,544         32,133         24,121
                                                              ----------------------------------------------------------------------

End of year - December 31, 1996 (Notes 2 and 3)               $ 85,863       $ 291,677       ($10,599)      $ 57,819       $ 37,310
                                                              ======================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
   Statement of Changes in Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                               Fund Information
                                                                  -------------------------------------------
                                                                    Global       International
                                                                  Balanced           Equity        U.S. Small
                                                                     Fund            Fund           Cap Fund            Total
                                                                     ----            ----           --------            -----
Additions:

Allotments, Contributions, Allocations and Transfers:
   Employee allotments                                            $  2,361         $  2,829         $  3,812         $   96,065
   Interfund Transfers                                              10,279            5,768            6,731                 --
   Employing company contributions (Note 1)                            112              111              158             23,326
   Allocation of shares to participants                                 --               --               --                 --
   Supplemental contributions                                           --               --               --             26,530
   Loans to participants, net of transfers of
    participants' balances                                            (437)            (620)            (607)                --
   Transfer for loan repayment                                         753              951            1,220                187
                                                                  --------------------------------------------------------------
     Total allotments, contributions,
      allocations and transfers                                     13,068            9,039           11,314            146,108

Investment Income:
   Allocated share of Master Trust
    investment activities (Note 3)                                   4,300            3,562            7,421            165,499
                                                                  --------------------------------------------------------------

     Total additions                                                17,368           12,601           18,735            311,607
                                                                  --------------------------------------------------------------

Deductions:

Administrative expenses                                                 77              106              248              1,449
Distributions to participants                                        1,769            1,151            1,983            208,528
Interest on note                                                        --               --               --             39,530
                                                                  --------------------------------------------------------------

     Total deductions                                                1,846            1,257            2,231            249,507
                                                                  --------------------------------------------------------------


     Net (decrease) increase                                        15,522           11,344           16,504             62,100

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1996                                 19,906           22,003           27,998          2,962,993
                                                                  --------------------------------------------------------------

End of year - December 31, 1996 (Notes 2 and 3)                   $ 35,428         $ 33,347         $ 44,502         $3,025,093
                                                                  ==============================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
         Statement of Changes in Net Assets Available for Plan Benefits
                                December 31, 1995
                             (Dollars in Thousands)


                                                                                       Fund Information
                                                            ------------------------------------------------------------------------
                                                              NYNEX                                         Diversified    Interest
                                                              Shares    Telecommunications    Government      Equity        Income
                                                               Fund           Fund            Obligations    Portfolio       Fund
                                                               ----           ----            -----------    ---------       ----
Additions:

Allotments, Contributions, Allocations and Transfers:
   Employee allotments                                      $  22,355       $     667         $   3,188      $ 33,213     $  31,365
   Employing company contributions (Note 1)                     1,163              37               468         2,173         3,025
   Allocation of shares to participants                            --              --                --            --            --
   Supplemental contributions                                      --              --                --            --            --
   Loans to participants, net of transfers of
    participants' balances                                    (84,787)         (8,970)           (8,739)       10,747       (13,340)
   Transfer for loan repayment                                     --              --                --            --            --
                                                            ------------------------------------------------------------------------
     Total allotments, contributions,
      allocations and transfers                               (61,269)         (8,266)           (5,083)       46,133        21,050

Investment Income:
   Dividends on NYNEX Corporation common shares                24,548             238                --            --            --
   Other dividends                                                 --           5,126                --            --            --
   Interest                                                       230              65                --            --        55,049
   Net appreciation in the fair value of investments          233,978          44,350            13,245            --            --
   Allocated share of Master Trust
    investment activities (Note 3)                                 --              --                --       155,917            --
                                                            ------------------------------------------------------------------------

     Total additions                                          197,487          41,513             8,162       202,050        76,099
                                                            ------------------------------------------------------------------------

Deductions:

Administrative expenses                                           108              39               114           108           147
Distributions to participants                                  53,921          13,265            11,312        31,381        69,271
Interest on note                                                   --              --                --            --            --
                                                            ------------------------------------------------------------------------

     Total deductions                                          54,029          13,304            11,426        31,489        69,418
                                                            ------------------------------------------------------------------------


     Net increase (decrease)                                  143,458          28,209            (3,264)      170,561         6,681

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1995                           568,752         139,755           131,889       425,902       810,803
                                                            ------------------------------------------------------------------------

End of year - December 31, 1995 (Notes 2 and 3)             $ 712,210       $ 167,964         $ 128,625      $596,463     $ 817,484
                                                            =======================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES

                                December 31, 1995
                             (Dollars in Thousands)


                                                                                            Fund Information
                                                                   -----------------------------------------------------------------
                                                                                      Employee Stock           Active U.S.    U.S.
                                                                     Loan             Ownership Plan             Equity     Balanced
                                                                     Fund      Allocated       Unallocated        Fund        Fund
                                                                     ----      ---------       -----------        ----        ----
Additions:

Allotments, Contributions, Allocations and Transfers:
   Employee allotments                                             $    --      $      --       $      --       $ 2,341      $ 1,289
   Employing company contributions (Note 1)                             --         19,971              --           126           80
   Allocation of shares to participants                                 --         20,392         (20,392)           --           --
   Supplemental contributions                                           --             --          25,887            --           --
   Loans to participants, net of transfers of
    participants' balances                                           4,744           (931)             --        25,271       20,046
   Transfer for loan repayment                                          --         (4,858)          4,858            --           --
                                                                   -----------------------------------------------------------------
     Total allotments, contributions,
      allocations and transfers                                      4,744         34,574          10,353        27,738       21,415

Investment Income:
   Dividends on NYNEX Corporation common shares                         --          8,904          15,640            --           --
   Other dividends                                                      --             --              --            --           --
   Interest                                                             --            111               4            --           --
   Net appreciation in the fair value of investments                    --         88,370         150,116            --           --
   Allocated share of Master Trust
    investment activities (Note 3)                                      --             --              --         5,827        3,410
                                                                   -----------------------------------------------------------------

     Total additions                                                 4,744        131,959         176,113        33,565       24,825
                                                                   -----------------------------------------------------------------

Deductions:

Administrative expenses                                                 --             61              --            73           73
Distributions to participants                                           --         15,157              --         1,359          631
Interest on note                                                        --             --          38,635            --           --
                                                                   -----------------------------------------------------------------

     Total deductions                                                   --         15,218          38,635         1,432          704
                                                                   -----------------------------------------------------------------


     Net increase (decrease)                                         4,744        116,741         137,478        32,133       24,121

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1995                                 77,812        171,245         (93,934)           --           --
                                                                   -----------------------------------------------------------------

End of year - December 31, 1995 (Notes 2 and 3)                    $82,556      $ 287,986       $  43,544       $32,133      $24,121
                                                                   =================================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
   Statement of Changes in Net Assets Available for Plan Benefits (Continued)
                                December 31, 1995
                             (Dollars in Thousands)

                                                                                     Fund Information
                                                                         -----------------------------------------
                                                                          Global      International
                                                                         Balanced         Equity        U.S. Small
                                                                           Fund            Fund          Cap Fund           Total
                                                                           ----            ----          --------           -----
Additions:

Allotments, Contributions, Allocations and Transfers:
   Employee allotments                                                    $ 1,598         $ 2,590         $ 2,494         $  101,100
   Employing company contributions (Note 1)                                    87             116             131             27,377
   Allocation of shares to participants                                        --              --              --                 --
   Supplemental contributions                                                  --              --              --             25,887
   Loans to participants, net of transfers of
    participants' balances                                                 15,846          18,776          24,043              2,706
   Transfer for loan repayment                                                 --              --              --                 --
                                                                         -----------------------------------------------------------
     Total allotments, contributions,
      allocations and transfers                                            17,531          21,482          26,668            157,070

Investment Income:
   Dividends on NYNEX Corporation common shares                                --              --              --             49,330
   Other dividends                                                             --              --              --              5,126
   Interest                                                                    --              --              --             55,459
   Net appreciation in the fair value of investments                           --              --              --            530,059
   Allocated share of Master Trust
    investment activities (Note 3)                                          3,185           1,412           2,516            172,267
                                                                         -----------------------------------------------------------

     Total additions                                                       20,716          22,894          29,184            969,311
                                                                         -----------------------------------------------------------

Deductions:

Administrative expenses                                                        68              54             178              1,023
Distributions to participants                                                 742             837           1,008            198,884
Interest on note                                                               --              --              --             38,635
                                                                         -----------------------------------------------------------

     Total deductions                                                         810             891           1,186            238,542
                                                                         -----------------------------------------------------------


     Net increase (decrease)                                               19,906          22,003          27,998            730,769

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1995                                            --              --              --          2,232,224
                                                                         -----------------------------------------------------------

End of year - December 31, 1995 (Notes 2 and 3)                           $19,906         $22,003         $27,998         $2,962,993
                                                                         ===========================================================


                       See notes to financial statements.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                             (Dollars in Thousands)

1.   Plan Description
     ----------------

     The Plan* was established by NYNEX Corporation ("NYNEX")on January 1, 1984 to provide a convenient way for salaried employees to save on a regular and long-term basis. Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): NYNEX Shares Fund, Telecommunications Fund, Government Obligations Fund, Diversified Equity Portfolio, Interest Income Fund, Active U.S. Equity Fund, U.S. Balanced Fund, Global Balanced Fund, International Equity Fund and U.S. Small Cap Fund. The Plan also contains an Employee Stock Ownership component ("ESOP") described below.

     Allotments and Contributions
     ----------------------------

     An Eligible Employee may authorize a basic pre-tax or after-tax allotment from 1% to 6% of Salary. A pre-tax or after-tax supplementary allotment of not more than 10% of Salary may be authorized by employees electing the maximum 6% basic allotment. Employing Company matching contributions are made based upon an amount equal to 66 2/3% of the authorized Basic After-tax Allotment and 75% of the authorized Basic Pre-Tax Allotment of each Participating Employee. Such matching contributions on authorized Basic Pre-tax Allotments are invested only in NYNEX shares and are placed in an ESOP account within the Plan. Eligible Employees of certain of the companies which participate in the Plan, and are insignificant to the Plan, are subject to different rules concerning allotments, company matching contributions and participation in the ESOP. For a detailed discussion of these differences, participants should refer to the Plan Document.

     Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

     Participating Employees are immediately vested in their contributions plus actual earnings thereon. A Participating Employee shall be vested in his/her accrued benefit derived from Employing Company contributions and Employing Company ESOP contributions after completing three years of service. Non-vested Employing Company contributions which are forfeited are applied as a credit to reduce subsequent contributions of the Employing Company. At December 31, 1996, forfeited non-vested accounts were $142.


----------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------

     Termination Priorities
     ----------------------

     Although it has not expressed intent to do so, in the event that the Plan is terminated by NYNEX, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, as amended, the Plan provides that the net assets shall be distributed to Participating Employees in an amount equal to their respective vested interests in such assets.

     Fund Options
     ------------

     The NYNEX Shares Fund invests primarily in the common stock of NYNEX.

     The Telecommunications Fund replaced the Diversified Telephone Portfolio ("DTP") on May 1, 1995. Investment assets in the DTP fund were transferred from Bankers Trust Company to Mellon Bank, N.A. on May 2, 1995. The Fund's portfolio was restructured and is now comprised of thirty-two North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion. Among the thirty-two companies are the eight companies that comprised the DTP. Unlike the DTP, the Telecommunications Fund is open to new contributions and allotments and its earnings are reinvested in the Fund. The Fund is a market weighted index fund and since May 2, 1995, has been managed by NYNEX Asset Management Company ("NAMCO").

     The Diversified Equity Portfolio invests in an equity index fund which, since January 3, 1995, has been managed by NAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

     The Government Obligations Fund invests in a Bankers Trust Company pooled Short Government Bond Index Fund. This Fund invests primarily in fixed income securities of the United States Government or any agency thereof with the objective of providing investment results which approximate the overall performance of the securities included in the Lehman Brothers Inc. 1 - 3 year Government Index. The Fund is managed by Bankers Trust Company.

     The Interest Income Fund, invests primarily in a diversified portfolio of guaranteed insurance contracts issued by insurance companies ("GICs"). Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Guaranteed Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution agrees to protect the pool, via a wrapper contract, to the extent its market value and/or interest return fluctuates but not in the event of a default of any security in the pool. The Plan is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed. The Plan seeks to minimize credit

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------------------

     risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by NAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for a fixed or indefinite period of time combined with the right to participate in income earned above such fixed rate. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by NAMCO. (For further discussion on this Fund see Note 2.)

     The following five Funds commenced operations on January 3, 1995: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, International Equity Fund and U.S. Small Cap Fund. In addition to the Diversified Equity Portfolio, each of these Funds invests in the assets of unitized investment advisor account(s) of the NYNEX Master Trust ("Master Trust"), as designated by NAMCO.

     The U.S. Balanced Fund invests in stocks and bonds of U.S. corporations in a variety of industries. This Fund has invested approximately 60 percent in stocks with most of the remainder in bonds. As of December 31, 1996, NAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Standish, Ayer & Wood, Inc., State Street Research and Management Company, TCW Asset Management Company, Trinity Investment Management Corporation and Western Asset Management Company. Effective January 1, 1997, Wilshire Associates Incorporated was named as an additional manager. In addition, effective May 1, 1997, the assets previously managed by TCW Asset Management Company were transferred to Wilshire Associates Incorporated.

     The Global Balanced Fund primarily invests in a diversified array of international capital market stocks and bonds. The Fund has investments in a variety of developed countries in Europe and the Pacific. The Fund has invested approximately 65 percent in stocks with most of the remainder in bonds. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1996, NAMCO had selected the following Master Trust pooled accounts for the Fund: Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Miller, Anderson & Sherrerd, LLP, Morgan Stanley Asset Management Inc., Palisade Capital Management, L.L.C., Standish, Ayer & Wood, Inc., State Street Global Advisors, State Street Research and Management Company, TCW Asset Management Company, Trinity Investment Management Corporation, Western Asset Management Company, and WorldInvest Limited. Effective January 1, 1997, Wilshire Associates Incorporated was named as an additional manager. In addition, effective May 1, 1997, the assets previously managed by TCW Asset Management Company were transferred to Wilshire Associates Incorporated.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------------------

     The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1996, NAMCO had selected the following Master Trust pooled accounts for the Fund: Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., TCW Asset Management Company and Trinity Investment Management Corporation. Effective January 1, 1997, Wilshire Associates Incorporated was named as an additional manager. In addition, effective May 1, 1997, the assets previously managed by TCW Asset Management Company were transferred to Wilshire Associates Incorporated.

     The International Equity Fund invests in twenty international equity markets of developed countries in Europe and the Pacific; it has investments in many industries. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1996, NAMCO had selected Capital Guardian Trust Company, Morgan Stanley Asset Management Inc. and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

     The U.S. Small Cap Fund invests in the domestic stocks of smaller-sized companies, generally with market capitalization under $1 billion at the time of purchase. As of December 31, 1996, NAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P. and Investment Counselors of Maryland, Inc. and the Boston Company Asset Management, Inc.

     The Master Trust pooled accounts selected as of May 31, 1997, were the same as those described above.

     The ESOP is a leveraged Fund that invests primarily in NYNEX shares. The ESOP component of the Plan is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. An employee's Employing Company ESOP Contribution Account reflects all amounts released from the ESOP Suspense Account and any additional Employing Company contributions that were made on and after July 1, 1990 to match the employee's Employee Basic Pre-Tax Allotments, together with the earnings thereon. The employee may not withdraw or transfer funds out of the ESOP Fund except for hardship withdrawals and during certain election periods commencing with the plan year in which occurs the latest of the (a) employee's attainment of age 55 or (b) completion of 10 years of participation in the Plan. The amounts allowed to be transferred during any election period are subject to certain limitations under the terms of the Plan.

     The ESOP Suspense Account (the "Unallocated Fund") which is part of the ESOP Fund consists of NYNEX Shares that were acquired with the proceeds of an acquisition loan and have not yet been released and allocated to Participating Employees.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------------------

     Pursuant to the Plan, loans were initially made available to certain Participating Employees effective January 1, 1987. The amount that a Participating Employee may borrow is limited by certain factors, including the Employee's vested interest in the respective Employee's pre-tax account. Generally, the amount can be no less than $1 and no greater than $50. An employee may not have more than two loans outstanding. Except under certain circumstances, the loans provide for periodic repayments over a period not to exceed five years, at an interest rate determined under the Plan. Effective September 1, 1993, Participating Employees also may prepay the entire loan at any time, after the first of the month following the loan effective date. Loans are collateralized by the Participating Employee's vested account and are recorded in the Loan Fund. In the event of a default, all of the Participating Employee's contributions to the Plan shall be suspended. In addition, the Employees' Benefit Committee (the "Committee") shall cause the amount of unpaid debt to be deducted from any interest in, or payment or distribution from, the employee's account, subject to certain limitations. If the amount of such interest, payment or distribution is not sufficient to repay the unpaid balance of said debt, the Committee may exercise the Plan's right, if any, to any non-Plan assets and to the extent a loan balance remains, take whatever collection action, including suit, the Committee determines necessary.

     During 1995, Bankers Trust Company and Mellon Bank, N.A. were the Trustees for the Plan. Beginning January 1, 1996, the assets of the Plan, excluding the ESOP-unallocated account, were transferred to the Master Trust (see
     Note 3) for which Mellon Bank, N.A. is the Trustee of all Master Trust assets. In addition, beginning January 1, 1996, the assets of the ESOP-unallocated account were transferred to Mellon Bank, N.A., as Trustee, and are held in a separate Trust.

     Wellspring Resources,LLC was the recordkeeper for the Plan during 1996 and 1995.

     For a complete description of the Plan, participants should refer to the Plan Document.

2.   Accounting Policies
     -------------------

     Investments
     -----------

     The NYNEX Master Pension Trust was established on January 1, 1984, and through December 31, 1994, it served as the vehicle for the investment of the assets of two defined benefit pension plans of NYNEX, the NYNEX Pension Plan and the NYNEX Management Pension Plan. Effective January 1, 1995, the NYNEX Master Pension Trust was renamed the NYNEX Master Trust ("Master Trust") and amended to incorporate, in addition to the assets of such defined benefit pension plans, the following: (1) as of January 1, 1995, certain of the assets of the Plan and the NYNEX Corporation Savings

            NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies (Continued)
     -------------------

     and Security Plan (Non-Salaried Employees)(the "Non-Salaried Plan") and (2) as of January 1, 1996, all of the assets of the Plan and the Non-Salaried Plan, except for the assets of the ESOP-unallocated account.

     Value of Investments Held In the Master Trust (See Note 3)
     ----------------------------------------------------------

     The Trustee of the Master Trust values the investments in the Master Trust as follows:

     Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

     The value of each contract with an insurance company or other financial institution included in the Interest Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

     (i) The asset weighted crediting interest rate yielded a return of 6.7% for the year ended December 31, 1996.

     (ii) The crediting interest rates ranged from 4.2% to 8.3% at December 31, 1996.

     (iii) The fair value, as determined either by discounting future cash flows or by the market value of the underlying investments, at December 31, 1996 was approximately $712,722.

     Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

     Temporary cash investments are stated at redemption value which approximates fair value.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies (Continued)
     -------------------------------

     Value of Investments Held Outside of the Master Trust During 1995
     -----------------------------------------------------------------

     The value of NYNEX shares, throughout the respective Funds, and the value of the shares of each company in the Telecommunications Fund (DTP for 1994 and through April 28, 1995) are determined on the basis of the closing price per share as quoted by the New York Stock Exchange Composite Transactions listing on December 31 or, if no sales were made on that date, at the closing price on the first preceding day on which sales were made.

     The value of the Plan's investment in the pooled Short Government Bond Index Fund included in the Government Obligations Fund is based on the pooled fund's respective per share value. The Trustee of the pooled funds determines per share value based upon fair value of the underlying securities held by the Funds at December 31.

     The value of each contract with an insurance company or other financial institution included in the Interest Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In Contracts accordance with Statement of Position 94-4 "Reporting of Investment held by Health and Welfare Benefit Plans and Defined Contribution Contracts Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

     (i) The asset weighted crediting interest rate yielded a return of 6.8% for the year ended December 31, 1995.

     (ii) The crediting interest rates ranged from 5.0% to 8.8% at December 31, 1995.

     (iii) The fair value, as determined either by discounting future cash flows or by the market value of the underlying investments, at December 31, 1995 was approximately $811,852.

     Purchases and Sales of Investments
     ----------------------------------

     Purchases and sales of investments are reflected as of the trade date.

     Realized gains and losses on sales of investments are determined on the basis of average cost.

     Investment Income
     -----------------

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies (Continued)
     -------------------

     Net Appreciation (Depreciation) of Investments
     ----------------------------------------------

     The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Distributions
     -------------

     Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

     Plan Expenses
     -------------

     Effective January 1, 1993, the Plan pays certain administrative fees out of Fund assets held in the Master Trust and, effective March 1, 1995, out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Any fees not paid by the Plan are paid by NYNEX.

     NYNEX's Use of Estimates
     ------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires NYNEX, as Plan administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     -----------------------

     The Plan provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments
     -----------

     The following table reflects the investments that represent 5% or more of the net assets in the Master Trust:

                                                         1996            1995
                                                         ----            ----

         NYNEX Corporation common shares              $2,220,164      $    --

     The following table reflects the investments that represent 5% or more of the net assets of the Plan held outside of the Master Trust:

                                                         1996            1995
                                                         ----            ----

         NYNEX Corporation common shares              $   --          $1,002,958

     Investment in Master Trust
     --------------------------

     All of the investment assets in the Master Trust are managed by investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans, the Non-Salaried Plan and the Plan, or (b) net assets that are specific to the defined benefit plans, or (c) for the year ended December 31, 1996, net assets specific to the Non-Salaried Plan and the Plan. The total value of the Master Trust at December 31, 1996 and 1995 is $22,282,741 (of which net assets totalling $10,135,399 are specific to the defined benefit pension plans for which separate financial statements are prepared; and as of the date of these financial statements 35% of the defined benefit pension plans' net assets are unaudited) and $20,951,623 respectively.

     Investments held in Pooled Accounts:
     ------------------------------------

     The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $8,107,361 and $4,340,668 at December 31, 1996 and 1995, respectively, and with investment earnings of $1,253,840 and $1,741,698 for the years ended December 31, 1996 and 1995 respectively. Given that the pooled accounts include interests of the Plan, the Non-Salaried Plan and the defined benefit plans, the totals in each respective statement does not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this accompanying footnote.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     The investments held in the Master Trust pooled accounts at December 31, 1996 and 1995 are as follows:

                                                      Fair Value  (Note 2)
                                                      --------------------
                                                     1996            1995
                                                     ----            ----
     Description
     -----------
     Cash - non interest bearing                 $       57      $       --
     Receivables                                    512,740          17,386
     Common Stock                                 6,342,696       3,173,098
     NYNEX Corporation common shares                 25,577          16,679
     Preferred Stock                                 56,156           8,938
     U.S. Government Securities                     680,805         328,728
     Corporate Debt - preferred and other           429,302         264,296
     Real estate                                         65              --
     Temporary cash investments                     346,004         273,328
     Forward currency sell contracts                     --         151,124
     Other investments*                             259,666         310,098
                                                 ----------      ----------
                                                  8,653,068       4,543,675
     Liabilities                                    545,707         203,007
                                                 ----------      ----------
     Total pooled net assets
       in the Master Trust                       $8,107,361      $4,340,668
                                                 ==========      ==========

* Other investments include foreign investments, principally foreign government debt.

     The Plan's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets" in 1996 and "Value of the Plan's participation in the Master Trust" in 1995 in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits as of December 31, 1996 and 1995, respectively.

     For the year ended December 31, 1995, the Plan's sole investment in the Master Trust is its Fund Options' undivided interest in the Master Trust pooled accounts. Investments are allocated to the Plan's Fund Options in accordance with their respective percentages of interest.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     The proportionate interests of the Plan's Fund Options in the carrying value of the Master Trust pooled accounts at December 31, 1996 and 1995 are as follows:

                                                          1996             1995
                                                          ----             ----

     Active U.S. Equity Fund                            0.7132%          0.7403%

     U.S. Balanced Fund                                 0.4602%          0.5557%

     Global Balanced Fund                               0.4370%          0.4586%

     International Equity Fund                          0.4113%          0.5069%

     U.S. Small Cap Fund                                0.5489%          0.6450%

     Diversified Equity Portfolio                       9.4782%         13.7413%

     Investments Held in Specific Accounts for the Plan and the Non-Salaried
     -----------------------------------------------------------------------
     Plan:
     -----

     Effective January 1, 1996, all of the assets of the Plan and the Non-Salaried Plan were transferred into the Master Trust. As such, the net assets specific to these plans are the NYNEX Shares Fund, Telecommunications Fund, Government Obligations Fund, Interest Income Fund, Loan Fund and the ESOP allocated account.

     The investments held in the Master Trust specific accounts for the Plan and the Non-Salaried Plan at December 31, 1996 are as follows:

                                                                  Fair Value
               Description                                         (Note 2)
               -----------                                        ----------
     Cash - non interest bearing                                 $       40
     Receivables                                                    226,323
     Common Stock                                                   272,663
     NYNEX Corporation common shares                              2,194,587
     Temporary cash investments                                     120,880
     Fixed income obligations - insurance contracts               1,104,453
     Other investments                                              121,035
                                                                 ----------
     Total net assets in the specific
     accounts in the Master Trust                                $4,039,981
                                                                 ==========

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     Investments are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan and the Non-Salaried Plan in the carrying value of the Master Trust specific accounts at December 31, 1996 are as follows:

                                                        Plan        Non-Salaried
                                                                        Plan

     NYNEX Shares Fund                                32.8531%        67.1469%

     Telecommunications Fund                          53.3069%        46.6931%

     Government Obligations Fund                      95.2503%         4.7497%

     Interest Income Fund                             63.2401%        36.7599%

     Loan Fund                                        44.0940%        55.9060%

     Employee Stock Ownership Plan                   100.0000%             --

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     Investment Income:
     ------------------
     Investment income and expenses are allocated to the Plan's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each Plan's Fund Options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the Plan and the Non-Salaried Plan is allocated to the Plan's Fund Options daily in accordance with each Plan's respective percentage of interest. The allocated net investment income to the Plan's Fund Options for the years ended December 31, 1996 and 1995 is as follows:

     Description
     -----------

                                            ---------------------------------------------------------------------------------------
                                                          Dividends on                                                       Net
                                                       NYNEX Corporation     Other      Net appreciation  Other income/  Investment
                                            Interest      common shares    Dividends     (depreciation)   expenses-net      Income
                                            ---------------------------------------------------------------------------------------
December 31, 1996:
------------------

NYNEX Shares Fund                            $    27         $31,651        $    --         $ (83,861)       $   --       $ (52,183)
Telecommunications Fund                           --              --          4,955            (2,885)           --           2,070
Government Obligations Fund                       --              --             --             4,324            --           4,324
Diversified Equity Portfolio                   4,273              --         12,774           147,803           (32)        164,818
Interest Income Fund                          52,722              --             --            (2,187)           --          50,535
Loan Fund                                      5,854              --             --                --            --           5,854
Employee Stock Ownership Plan-Allocated            6          13,223             --           (31,133)           --         (17,904)
Employee Stock Ownership Plan-Unallocated*        --          19,810             --           (41,117)           --         (21,307)
Active U.S. Equity Fund                           88              --            906             8,319            (1)          9,312
U.S. Balanced Fund                               755              --            432             3,512            (2)          4,697
Global Balanced Fund                             522              --            406             3,382           (10)          4,300
International Equity Fund                         45              --            577             3,001           (61)          3,562
U.S. Small Cap Fund                              161              --            304             6,956            --           7,421
*Held in a separate Trust (see Note 1)

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     Investement Income:

     Description
     -----------

                                            ---------------------------------------------------------------------------------------
                                                          Dividends on                                                        Net
                                                       NYNEX Corporation     Other      Net appreciation   Other income/  Investment
                                            Interest      common shares    Dividends     (depreciation)    expenses-net     Income
                                            ---------------------------------------------------------------------------------------
December 31, 1995:
------------------
Active U.S. Equity Fund                       $    3       $   426           $--            $  5,398            $--       $  5,827
U.S. Balanced Fund                               273           201            --               2,933              3          3,410
Global Balanced Fund                             358           176            --               2,638             13          3,185
International Equity Fund                         18           335            --               1,058              1          1,412
U.S. Small Cap Fund                               74           174            --               2,268             --          2,516
Diversified Equity Portfolio                   4,882        10,710            --             140,320              5        155,917


              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

4.   Derivative Financial Instruments
     --------------------------------

     Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

     NYNEX's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

     Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

     Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

     The credit risk and amount of accounting loss of the Plan's forward contracts is equal to any gains which have not yet settled as of the Plan's year end. The credit risk of the Plan's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the Plan.

     All derivative activity relating to the Plan is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the Plan in accordance with the Plan's Fund Options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average with fair values and net trading gains are reported per the Plan.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

4.   Derivative Financial Instruments (continued)
     --------------------------------

     The notional values and fair values of the derivative activity used for trading purposes held by the Plan at December 31, are as follows:

                                                          1996         1995
                                                          ----         ----
     Domestic Equity Futures Contracts:
              Notional Values                            $1,818      $14,022
              Fair Values                                 1,835       13,364
     Fixed Income Futures Contracts:
              Notional Values                               237          169
              Fair Values                                   236          170
     Forward Foreign Currency Payable Contracts:
              Notional Values                               521           --
              Fair Values                                   510           --
     Forward Foreign Currency Receivable Contracts:
              Notional Values                               523           --
              Fair Values                                   518           --


     The average fair values of the derivative activity used for trading purposes held by the Plan during the year ended December 31, are as follows:

                                                          1996         1995
                                                          ----         ----
     Average Fair Values:
              Domestic Equity Futures Contracts         $15,167      $32,732
              Fixed Income Futures Contracts                229          133
              Forward Foreign Currency
                Payable Contracts                           650           --
              Forward Foreign Currency
                Receivable Contracts                        648           --

     The Plan was allocated $2,622 and $10,109 in 1996 and 1995, respectively, of net trading gains from futures contracts. Net trading gains from foreign exchange contracts totalled $124 in 1996.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

5.   Number and Value of Units
     -------------------------

     The interest of an employee in each Fund of the Plan, with the exception of the Loan Fund, is represented by units as described in Section 8 of the Plan. A Participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the Plan, by the number of outstanding units.

     The number and value of units at each month end in 1996, which are all unaudited except at December 31, 1996 and 1995, carried to the fourth decimal place, were as follows:

                                                   December 31, 1996                    December 31, 1995
                                                   -----------------                    -----------------

                                                Number            Value                Number          Value
                                               of Units          per Unit             of Units        per Unit
                                               --------          --------             --------        --------
     NYNEX Shares Fund                        96,597,286         $ 6.4478           103,411,902      $ 6.8871
     Telecommunications Fund                  10,158,751          15.3482            11,260,222       14.9168
     Government Obligations Fund              12,352,919           9.4353            14,314,312        8.9858
     Diversified Equity Portfolio             43,548,894          17.6452            41,590,681       14.3413
     Interest Income Fund                    156,221,942           5.0313           173,299,772        4.7172
     Employee Stock Ownership Plan           165,580,211           1.7615           152,926,708        1.8832
     Active U.S. Equity Fund                  34,634,466           1.6694            23,635,232        1.3595
     U.S. Balanced Fund                       25,019,740           1.4912            18,615,462        1.2958
     Global Balanced Fund                     24,143,457           1.4674            15,586,008        1.2772
     International Equity Fund                27,295,545           1.2217            20,236,160        1.0873
     U.S. Small Cap Fund                      28,819,185           1.5441            21,938,069        1.2762

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

                  NYNEX Shares Fund         Telecommunications Fund       Government Obligations Fund   Diversified Equity Portfolio
                  -----------------         -----------------------       ---------------------------   ----------------------------
               Number          Value         Number         Value           Number          Value         Number             Value
1996          of Units        Per Unit      of Units       Per Unit        of Units        Per Unit      of Units           Per Unit
----          --------        --------      --------       --------        --------        --------      --------           --------
                     (Unaudited)                   (Unaudited)                    (Unaudited)                    (Unaudited)
January       103,992,453       6.9121      11,364,690       15.2449        14,035,992       9.0555      42,002,122         14.8508
February      105,081,899       6.6380      11,568,852       14.7419        13,917,170       9.0216      42,342,910         14.9862
March         106,296,908       6.4292      11,459,388       14.5676        13,692,047       9.0098      42,675,474         15.1281
April         107,803,016       6.4095      11,328,029       14.9809        13,434,039       9.0193      42,673,371         15.3354
May           105,928,666       6.0211      11,190,460       14.9287        13,119,905       9.0393      43,045,829         15.7230
June          105,304,903       6.1989      11,186,876       15.0506        12,965,892       9.1007      43,125,157         15.7904
July          104,544,671       5.9344      11,090,376       13.8973        12,916,483       9.1411      42,795,002         15.0901
August        103,463,703       5.7032      11,092,607       13.6145        12,763,987       9.1714      43,154,554         15.3981
September     102,355,878       5.7525      11,002,845       13.8015        12,636,652       9.2503      43,267,696         16.2574
October       100,751,732       5.9608      10,714,227       14.0828        12,515,273       9.3526      43,798,198         16.7075
November       98,474,161       6.2094      10,430,765       14.9440        12,401,631       9.4215      44,019,631         17.9745


                Interest Income Fund         Employee Stock Ownership Plan - Allocated      Active U.S. Equity Fund
                --------------------         -----------------------------------------      -----------------------
               Number         Value                   Number          Value                  Number         Value
   1996       of Units       Per Unit                of Units        Per Unit               of Units       Per Unit
   ----       --------       --------                --------        --------               --------       --------
                    (Unaudited)                             (Unaudited)                           (Unaudited)
January       167,018,492      4.7418                153,383,613       1.8890               25,181,034      1.4030
February      161,607,581      4.7680                154,362,725       1.8141               26,204,651      1.4253
March         160,319,587      4.7909                157,520,880       1.7564               27,274,839      1.4330
April         156,619,012      4.8177                158,399,369       1.7505               27,745,340      1.4489
May           154,448,673      4.8435                159,507,932       1.6437               29,839,204      1.4834
June          153,824,862      4.8689                160,050,263       1.6927               31,103,139      1.4776
July          154,811,345      4.8949                160,956,755       1.6202               30,821,613      1.4117
August        153,829,863      4.9211                162,158,570       1.5568               31,523,020      1.4478
September     154,222,042      4.9494                163,239,972       1.5703               31,776,183      1.5229
October       153,463,741      4.9765                164,173,618       1.6278               32,808,434      1.5724
November      153,947,162      5.0020                164,934,207       1.6959               34,313,792      1.6782

                   U.S. Balanced Fund           Global Balanced Fund         International Equity Fund        U.S. Small Cap Fund
                   ------------------           --------------------         -------------------------      -----------------------
                 Number          Value          Number         Value           Number          Value        Number           Value
1996            of Units        Per Unit       of Units       Per Unit       of Units        Per Unit      of Units         Per Unit
----            --------        --------       --------       --------       --------        --------      --------         --------
                       (Unaudited)                    (Unaudited)                   (Unaudited)                    (Unaudited)
January         20,482,064        1.3261       16,824,674       1.2980       22,375,955        1.0911      22,088,152         1.2402
February        21,117,973        1.3295       17,819,358       1.3045       22,725,906        1.0981      22,277,612         1.2751
March           21,900,529        1.3285       18,495,841       1.3068       22,959,532        1.1123      23,236,668         1.3022
April           21,744,972        1.3364       18,984,200       1.3213       23,978,003        1.1526      25,171,546         1.4164
May             22,963,486        1.3564       20,187,286       1.3406       24,948,731        1.1534      29,114,535         1.4612
June            22,887,698        1.3591       20,366,143       1.3433       25,023,840        1.1612      29,510,737         1.3919
July            22,475,730        1.3205       20,470,202       1.3028       24,845,220        1.1242      29,172,277         1.2975
August          23,353,216        1.3387       21,165,417       1.3222       25,307,886        1.1374      29,035,895         1.3694
September       23,888,716        1.3940       21,508,080       1.3748       25,392,148        1.1657      28,621,781         1.4309
October         24,114,742        1.4367       22,403,540       1.4102       25,583,724        1.1638      28,056,841         1.4295
November        24,962,482        1.5708       23,571,868       1.4814       26,548,312        1.2184      27,725,299         1.4989

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

6.   Federal Income Taxes
     --------------------

     The Internal Revenue Service has determined and informed NYNEX by a letter dated October 12, 1995, that the Plan, as submitted, is qualified and the Master Trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Master Trust was tax-exempt as of the date of the financial statements.

7.   Indebtedness
     ------------

     During 1990, pursuant to the NYNEX Employee Stock Ownership Trust, the ESOP Trust issued a Secured Promissory Note of $449,297 to NYNEX for the purpose of purchasing shares of common stock of NYNEX. The Secured Promissory Note is collateralized by all shares of common stock of NYNEX acquired by the ESOP Trust. The borrowings bear interest at 9.778% and have maturities from February 1, 1996 through February 1, 2015. Principal amounts of $14,625, $15,807, $16,912, $17,949, and $18,926 will be payable from 1997 to 2001, respectively. Employing Company supplemental contributions to the ESOP Fund and dividends earned on unallocated and allocated shares for 1996 of $26,530, $19,810, and $5,504 and for 1995 of $25,887, $15,641 and $3,735,
     respectively, were used to pay principal and interest on the debt. Interest credits earned from principal prepayments were used to pay interest on the debt of $2,311 and $2,669 in 1996, and 1995, respectively. The fair value of the Note, $398,501 at December 31, 1996, is determined based on discounted future cash flows.

8.   Related Party Transactions
     --------------------------

     NAMCO, a wholly owned subsidiary of NYNEX, is the investment advisor for the Telecommunications Fund, Diversified Equity Portfolio and Interest Income Fund and therefore qualifies as a party-in-interest. NAMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

9.   Concentrations of Credit Risk
     -----------------------------

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

     The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure.

10.  Plan Amendments
     ---------------

     Effective January 1, 1996, the Plan was changed to expand the "deemed" hardship withdrawals to include payment of room and board expenses for post-secondary education.

              NYNEX CORPORATION SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

10.  Plan Amendments (Continued)
     ---------------------------

     On April 1, 1997, the Plan was amended to provide that certain employees who are plan participants and who are involuntarily terminated in connection with the merger of NYNEX Corporation and Bell Atlantic Corporation would be fully vested in their accrued benefit derived from Employing Company Contributions and Employing Company ESOP Contributions.

11.  Reconciliation of Financial Statements in Form 11-K to Form 5500
     ----------------------------------------------------------------

     The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the Plan. The following is a reconciliation of distributions to participants and net assets available for Plan benefits in the financial statements to the amounts reported in Form 5500.

                                                              December 31,
                                                           1996          1995
                                                           ----          ----
     Aggregate distributions to participants
     as presented in the Statement of Changes
     in Net Assets Available for Plan benefits         $  208,528     $  198,884

     Add:  Current year benefits claims payable
     presented in the Statement of Net Assets
     Available for Plan Benefits in Form 5500
     (see Note 2)                                           2,343            681

     Less:  Prior year benefits claims payable
     presented in the Statement of Net Assets
     Available for Plan Benefits in Form 5500
     (see Note 2)                                             681            670
                                                        ---------     ----------

     Benefit payments and payments to provide
     benefits directly to Participants and
     beneficiaries presented in the Statement
     of Changes in Net Assets Available for
     Plan Benefits in Form 5500                        $  210,190     $  198,895
                                                       ==========     ==========


     Net assets available for Plan benefits
     presented in the Statement of Net Assets
     Available for Plan Benefits                        3,025,093      2,962,993

     Less:  Benefits claims payable presented
     in the Statement of Net Assets Available
     for Plan Benefits in Form 5500 (see Note 2)            2,343            681
                                                       ----------     ----------

     Net assets available for Plan Benefits
     presented in the Statement of Net Assets
     Available for Plan Benefits in Form 5500          $3,022,750     $2,962,312
                                                       ==========     ==========

                                                                    Exhibit (23)






                       CONSENT OF INDEPENDENT ACCOUNTANTS




                              ---------------------




We consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 33-53477, 33-21635, 2-95634, and 2-95780) of NYNEX
Corporation of our reports dated June 20, 1997, on our audits of the financial statements of the NYNEX Corporation Savings Plan for Salaried Employees as of December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996 which is included in the Annual Report on Form 11-K for the above referenced Plan filed, by amendment, to the Annual Report on Form 10-K of NYNEX Corporation for the year ended December 31, 1996.







COOPERS & LYBRAND L.L.P.




New York, New York
June 24, 1997

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee of NYNEX Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                          NYNEX CORPORATION SAVINGS
                                          PLAN FOR SALARIED EMPLOYEES





                                         /s/ By D.J. Sacco
                                             -------------------------------
                                             (D. J. Sacco, Chairman,
                                             Employees' Benefit Committee)








Date:  June 26, 1997